

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

Kedar Upadhye
Chief Financial Officer
ReNew Energy Global plc
c/o Vistra (UK) Ltd
3rd floor, 11-12 St James's Square
London SWIY 4LB, United Kingdom

      Re: ReNew Energy Global plc
          Form 20-F for the Fiscal Year ended March 31, 2022
          Filed July 25, 2022
          File No. 001-40752

Dear Kedar Upadhye:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Energy & Transportation